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                                                            EXHIBIT 99.a(5)(iii)
Contact:

Jack Menache, VP                                                   Jerry Mo, CFO
Fremont, CA: Tel: (510) 449-0100                 Hong Kong: Tel: (852) 3193 6200

   Peak International Limited Announces Final Results of its Modified "Dutch
             Auction" Tender Offer for up to 1,800,000 Peak TrENDS

Fremont, CA and Hong Kong, May 15, 2001 -- Peak International Limited (NASDAQ:
PEAK) today announced the final results of its modified 'Dutch Auction' tender offer to purchase for cash up to 1,800,000 TrENDS of Peak TrENDS Trust (AMEX:
PTT) that expired at 11:59 p.m. on Thursday, May 10, 2001. Peak will purchase 473,876 TrENDS at a purchase price of $6.50 for each of the TrENDS, or a total of approximately $3.1 million. No TrENDS tendered will be prorated.

Payment for TrENDS tendered and accepted will occur promptly through the depository. Peak had commenced its tender offer for the TrENDS on April 13, 2001 when it offered to purchase up to 1,800,000 TrENDS at a price between $5.50 and $6.50 for each of the TrENDS.

About Peak International Limited (NASDAQ: PEAK)

Peak International Limited is a value added leading supplier of precision-engineered transport products for storage, transportation and automated handling of semiconductor devices and other electronic components. Peak employs approximately 2,000 people worldwide, directly and through its Shenzhen, China operating partner. Peak operates warehouses throughout the world and offers JIT services to leading semiconductor manufacturers and assemblers. Peak is a leading recycler of used plastic matrix trays operating worldwide under its SemiCycle(TM) trade name.

About Peak TrENDS Trust (AMEX: PTT)

Peak TrENDS Trust is a Delaware trust, established to purchase and hold a portfolio of stripped U.S. Treasury securities maturing on a quarterly basis through May 15, 2001. On this date, each of the TrENDS will be automatically exchanged for 1 share of the common stock of Peak, par value $0.01 per share. No dilution of PEAK shares will result from the conversion of the TrENDS on this date.